Exhibit 99.3

Announcement

MANAGEMENT CHANGES IN CABLE & WIRELESS GLOBAL

Cable and Wireless plc today (10 December 2002) announces changes in the management of Cable & Wireless Global, which take effect immediately.

Don Reed, currently CEO, Cable & Wireless Global, will be based full time in the USA where he will support Graham Wallace, Chief Executive, Cable & Wireless, in dealing with government, regulatory and other corporate matters. He remains on the Board of Cable and Wireless plc, but his current operational responsibilities for Cable & Wireless Global are being reassigned as described below.

Adrian Chamberlain, currently Director, Group Strategy and Corporate Development and a member of the Board, will take on responsibility for Cable & Wireless Global excluding the US business and the finance function, becoming CEO Global Services and Europe/Asia. He will also retain responsibility for the Group Strategy and Business Development functions.

Simon Cunningham, CEO, Cable & Wireless America, will report to Graham Wallace who will become more directly involved in the restructuring of the business in the USA.

Donald Muir, CFO Global, will report to David Prince, Group Finance Director. David Prince will assume direct responsibility for the Global Finance function in addition to his Group Finance responsibilities.

This allocation of responsibilities will ensure detailed focus on the successful implementation of the recently announced strategic restructuring that is currently under way in Cable & Wireless Global.

Ends

Contact details

Investor Relations:
Louise Breen	+44 20 7315 4460
Caroline Stewart	+44 20 7315 6225
Virginia Porter	+1 646 735 4211

Media:
Susan Cottam	+44 20 7315 4410
Peter Eustace	+44 20 7315 4495

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com